February 14, 2023

Via Edgar

Mr. Charles Eastman

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Re:	U Power Limited

Registration Statement on Form F-1

Filed December 22, 2022

File No. 333-268949

Dear Mr. Eastman:

This letter is in response to the letter dated January 3, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to U Power Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 is being filed to accompany this letter.

Registration Statement on Form F-1

Management

Compensation of Directors and Executive Officers, page 119

1. Please update your disclosure in this section to reflect the year ended December 31, 2022.

Response: We acknowledge Staff’s comment and updated the disclosure of the compensation of directors and executive officers to reflect the year ended December 31, 2022.

Exhibits Index, page II-3

2. We note that you have filed forms of many of the required exhibits. Please final executed versions of the exhibits in a pre-effective amendment to this registration statement.

Response: We acknowledge Staff’s comment and respectfully advise that we are filing executed versions of Exhibits 3.1, 5.1, 8.2, 5.1, 10.1, 10.2, and 99.2 to this registration statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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